Exhibit 99(d)(2)

EXPENSE LIMITATION AGREEMENT

          EXPENSE LIMITATION AGREEMENT (“Agreement”), effective as of June 11, 2008, by and between the Julius Baer Investment Funds, a Massachusetts business trust (the “Trust”), on behalf of the Julius Baer U.S. Microcap Fund (“Microcap”), the Julius Baer U.S. Smallcap Fund (“Smallcap”), the Julius Baer U.S. Midcap Fund (“Midcap”) and the Julius Baer U.S. Multicap Fund (“Multicap”)(each a “Fund” and collectively, the “Funds”), and Julius Baer Investment Management, LLC, a corporation organized under the laws of the State of Delaware (the “Adviser”).

W I T N E S S E T H:

          WHEREAS, the Trust, on behalf of the Funds, and the Adviser has entered into an Investment Advisory Agreement, effective July 24, 2006 as amended December 19, 2007 (“Advisory Agreement”), pursuant to which the Adviser renders investment management services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

          WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain each Fund’s expenses at a level below that to which the Funds would normally be subject during the term of this Agreement.

          NOW, THEREFORE, the parties hereto agree as follows:

          1. Expense Limit.

          1.1. Limitation. To the extent that the aggregate expense of every character incurred by the Julius Baer U.S. Microcap Fund during the term of this Agreement including, but not limited to, investment management fees of the Adviser (but excluding interest, taxes, brokerage commissions, and other expenditures, which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of a Fund’s business) (“Fund Operating Expenses”), exceeds the “Expense Limit,” which is 1.80%, 1.50% and 2.55% of the average daily net assets of the Class A, Class I and Class R shares, respectively of Microcap, such excess amount (“Excess Amount”) shall be the liability of the Adviser.

          To the extent that the Fund Operating Expenses incurred by the Julius Baer U.S. Smallcap Fund during the term of this Agreement exceed the “Expense Limit,” which is 1.50%, 1.20% and 2.55% of the average daily net assets of the Class A, Class I and Class R shares, respectively of Smallcap, any Excess Amounts shall be the liability of the Adviser.

          To the extent that the Fund Operating Expenses incurred by the Julius Baer U.S. Midcap Fund during the term of this Agreement exceed the “Expense Limit,” which is 1.35%, 1.05% and 2.10% of the average daily net assets of the Class A, Class I and Class R shares, respectively of Midcap, any Excess Amounts shall be the liability of the Adviser.

          To the extent that the Fund Operating Expenses incurred by the Julius Baer U.S. Multicap Fund during the term of this Agreement exceed the “Expense Limit,” which is 1.30%, 1.00% and 2.05% of the average daily net assets of the Class A, Class I and Class R shares, respectively of Multicap, any Excess Amounts shall be the liability of the Adviser.

          1.2 Redemption of Seed Money and Liquidation. The parties understand that Julius Baer Bank and Trust Company Ltd. Invested $5 Million in the Microcap Fund, $5 Million in the Smallcap Fund, $5 Million in the Midcap Fund and $5 Million in the Multicap Fund (these investments together with any investment made by the Adviser in a Fund to replace an investment which is redeemed by Julius Baer Bank and Trust Company Ltd. Are herein referred to as the “Seed Money”). In the event any of the Seed Money was redeemed from a Fund, then the Adviser shall limit the expenses of the Fund as provided in Section 1 for a period of at least 12 months following any such redemption. The parties agree that in the event of a liquidation of a Fund, in addition to limiting the expenses provided for in Section 1 above, the Adviser will absorb the Fund’s expenses of the liquidation and the Fund’s unamortized organizational costs. This section 1.2 shall survive the termination of the Agreement as provided for in Section 3 and shall continue in effect until the earlier of (a) the termination of the Advisory Agreement; or (b) 36 months after all of the Seed Money has been redeemed.

          1.3 Method of Computation. To determine the Adviser’s liability for Excess Amount, at each month end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limits. If, at the end of any month, a Fund’s Operating Expenses exceed the respective Expense Limit, the Adviser shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Amount. In the event the Excess Amount exceeds the amount of the investment management fee for such month, the Adviser, in addition to waiving its entire investment management fee for such month, shall also remit to the respective Fund(s) the difference between the Excess Amount and the amount due as the investment management fee.

          1.4. Year-End Adjustment. If necessary, on or before the last day of the first month following the termination of this Agreement, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the period covered by this Agreement (including any reimbursement payments made under Section 2 of this Agreement) do not exceed the Expense Limit.

2. Reimbursement of Fee Waivers and Expense Reimbursements.

          2.1. Reimbursement. If, in any year in which the Advisory Agreement remains in effect, estimated aggregate Fund Operating Expenses for the fiscal year are less than the Expense Limit for that year, the Adviser shall be entitled to reimbursement by each Fund, in whole or in part as provided below, of the investment management fees waived or reduced, and other payments remitted by the Adviser to that Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment management fees waived or reduced by the Adviser, and all other payments, if any, remitted by the Adviser to a Fund pursuant to Section 1 hereof, commencing with the effective date of this Agreement and continuing through each of the next three (3) fiscal years, less any reimbursement paid from time to time by that Fund to the Adviser pursuant to this Agreement with respect to such waivers, reductions, and payments. The Reimbursement Amount, and any portion thereof, shall not include any additional charges or fees whatsoever including, but not limited to, interest accruable on the Reimbursement Amount.

          2.2. Method of Computation. To determine the amount of a Fund’s payment, if any, to reimburse the Adviser for the Reimbursement Amount, at each month end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limit. If, at the end of any month the Fund Operating Expenses are less than the Expense Limit, a Fund shall pay to the Adviser an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the Reimbursement Amount.

          2.3. Year-End Adjustment. If necessary, on or before the last day of the first month of each succeeding fiscal year, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments made hereunder with respect to such fiscal year) do not exceed the Expense Limit.

3. Termination of Agreement. This Agreement shall continue in effect until the earlier of (a) the termination of the Advisory Agreement; or (b) February 27, 2009.

4. Miscellaneous.

          4.1. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to Julius Baer Investment Management, LLC, 330 Madison Avenue, New York, NY 10017; and (b) if to the Trust, at the foregoing office of the Adviser.

          4.2. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          4.3. Interpretation. Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Master Trust Agreement or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust.

          4.4. Definitions. Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

4.5. Amendment. This Agreement may be amended or modified only upon the written consent of the parties hereto.

          4.6. Governing Law. Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

JULIUS BAER INVESTMENT FUNDS
on behalf of the Julius Baer U.S. Microcap Fund, the Julius Baer U.S. Smallcap Fund, the Julius Baer U.S. Midcap Fund and the Julius Baer U.S. Multicap Fund

By:	/s/ John Whilesmith	/s/ Alex Bogaenko

Name:	John Whilesmith	Alex Bogaenko
Title:	Secretary	Treasurer

JULIUS BAER INVESTMENT MANAGEMENT, LLC

By:	/s/ Craig Giunta	/s/ Anthony Williams

Name:	Craig Giunta	Anthony Williams
Title:	First Vice President	President

Approved June 11, 2008